UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

FORM 6-K

__________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41524
___________________________________

Rentokil Initial plc
(Registrant’s name)
___________________________________

Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
_____________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Holding(s) in Company dated 08 November 2024

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00B082RF11

Issuer Name

RENTOKIL INITIAL PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

BlackRock, Inc.

City of registered office (if applicable)

Wilmington

Country of registered office (if applicable)

USA

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

06-Nov-2024

6. Date on which Issuer notified

07-Nov-2024

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.950000	1.090000	6.040000	153245716
Position of previous notification (if applicable)	5.240000	3.490000	8.730000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00B082RF11		125197332		4.950000
Sub Total 8.A	125197332		4.950000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
American Depository Receipt			1400994	0.050000
Securities Lending			26397761	1.040000
Sub Total 8.B1			27798755	1.090000%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
CFD			Cash	249629	0.000000
Sub Total 8.B2				249629	0.000000%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc. (Chain 1)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 1)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 1)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 1)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 1)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 1)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 1)	BlackRock HK Holdco Limited
BlackRock, Inc. (Chain 1)	BlackRock Lux Finco S.a.r.l.
BlackRock, Inc. (Chain 1)	BlackRock Japan Holdings GK
BlackRock, Inc. (Chain 1)	BlackRock Japan Co., Ltd.
BlackRock, Inc. (Chain 2)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 2)	Trident Merger, LLC
BlackRock, Inc. (Chain 2)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 3)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 3)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 3)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 3)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 3)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 3)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 3)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 3)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 3)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 3)	BlackRock Group Limited
BlackRock, Inc. (Chain 3)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 3)	BlackRock Investment Management (UK) Limited
BlackRock, Inc. (Chain 4)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 4)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 4)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 4)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 4)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 4)	BlackRock Australia Holdco Pty. Ltd.
BlackRock, Inc. (Chain 4)	BlackRock Investment Management (Australia) Limited
BlackRock, Inc. (Chain 5)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 5)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 5)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 5)	BlackRock Holdco 4, LLC
BlackRock, Inc. (Chain 5)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 5)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 5)	BlackRock Institutional Trust Company, National Association
BlackRock, Inc. (Chain 6)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Holdco 4, LLC
BlackRock, Inc. (Chain 6)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 6)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 6)	BlackRock Fund Advisors
BlackRock, Inc. (Chain 7)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 7)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 7)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 8)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 8)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 8)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 8)	BlackRock HK Holdco Limited
BlackRock, Inc. (Chain 8)	BlackRock Asset Management North Asia Limited
BlackRock, Inc. (Chain 9)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 9)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 9)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 9)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 9)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 9)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 9)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 9)	BlackRock Group Limited
BlackRock, Inc. (Chain 9)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 9)	BlackRock (Netherlands) B.V.
BlackRock, Inc. (Chain 9)	BlackRock Asset Management Deutschland AG
BlackRock, Inc. (Chain 10)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 10)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 10)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 10)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 10)	BlackRock Canada Holdings ULC
BlackRock, Inc. (Chain 10)	BlackRock Asset Management Canada Limited
BlackRock, Inc. (Chain 11)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 11)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 11)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 11)	BlackRock Capital Holdings, Inc.
BlackRock, Inc. (Chain 11)	BlackRock Advisors, LLC
BlackRock, Inc. (Chain 12)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 12)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 12)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 12)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 12)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 12)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 12)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 12)	BlackRock Group Limited
BlackRock, Inc. (Chain 12)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 12)	BlackRock Advisors (UK) Limited
BlackRock, Inc. (Chain 13)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 13)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 13)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 13)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 13)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 13)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 13)	BlackRock (Singapore) Limited
BlackRock, Inc. (Chain 14)	BlackRock Finance, Inc.
BlackRock, Inc. (Chain 14)	Trident Merger, LLC
BlackRock, Inc. (Chain 14)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 14)	Amethyst Intermediate, LLC
BlackRock, Inc. (Chain 14)	Aperio Holdings, LLC
BlackRock, Inc. (Chain 14)	Aperio Group, LLC

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

BlackRock Regulatory Threshold Reporting Team Jana Blumenstein 020 7743 3650

12. Date of Completion

7th November 2024

13. Place Of Completion

12 Throgmorton Avenue, London, EC2N 2DL, U.K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 08 November 2024	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary